UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026	Commission File Number 001-33159

AERCAP HOLDINGS N.V.

(Translation of Registrant’s Name into English)

AerCap House, 65 St. Stephen’s Green, Dublin D02 YX20, Ireland, +353 1 819 2010

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Other Events

On June 29, 2026, AerCap Funding Designated Activity Company (the “Issuer”), a wholly-owned subsidiary of AerCap Holdings N.V. (the “Company”), priced an offering of senior notes (the “Offering”), consisting of $900 million aggregate principal amount of the Issuer’s 4.875% Senior Notes due 2031 (the “Notes”). The Notes will be fully and unconditionally guaranteed on a senior unsecured basis by the Company and certain other subsidiaries of the Company. The Issuer intends to use the net proceeds from the Notes for general corporate purposes, including to acquire, invest in, finance or refinance aircraft assets and to repay indebtedness.

Barclays Capital Inc., BofA Securities, Inc., HSBC Securities (USA) Inc., MUFG Securities Americas Inc. and TD Securities (USA) LLC are serving as joint book-running managers for the underwritten public Offering of the Notes.

The Company has filed a registration statement (including a prospectus) on Form F-3 with the U.S. Securities and Exchange Commission (the “SEC”) for the Offering. The registration statement automatically became effective upon filing on June 29, 2026. Investors should read the accompanying prospectus dated June 29, 2026, the preliminary prospectus supplement relating to the Offering dated June 29, 2026, and other documents the Company has filed with the SEC for more complete information about the Company, the Notes and the Offering.

The information contained in this Form 6-K is incorporated by reference into the Company’s Form F-3 Registration Statement, File No. 333-297097, and Form S-8 Registration Statements, File Nos. 333-194638, 333-194637, 333-180323, 333-165839 and 333-154416, and related Prospectuses, as such Registration Statements and Prospectuses may be amended from time to time.

Exhibits

99.1	AerCap Holdings N.V. Press Release relating to the pricing of the Notes.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AERCAP HOLDINGS N.V.

By:	/s/ Aengus Kelly
	Name:	Aengus Kelly
	Title:	Authorized Signatory

Dated: June 29, 2026

EXHIBIT INDEX

99.1	AerCap Holdings N.V. Press Release relating to the pricing of the Notes.